

January 19, 2007

VIA FACSIMILE (212) 735-2000 and U.S. Mail
Lou R. Kling, Esq.
Howard L. Ellin, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

> Re:     Caremark RX, Inc.
>         PREC14A filed by Express Scripts, Inc. and Kew Corp; January 10, 2007

Dear Messrs Kling and Ellin:

We have reviewed your above-referenced filing and have the following comments.

Schedule 14A
General

1. We note that you are soliciting votes against the proposed CVS merger because you believe that the consideration to be paid in the proposed merger is inadequate and you believe that better alternatives exist.  In this respect, you have described your proposal made on December 18, 2006.  Please amend your filing to explain that the vote against the proposed CVS merger does not insure that your proposal would be accepted by the security holders of Caremark or Express Scripts and that the vote against the proposed CVS merger may result in Caremark remaining an independent company.  Further, we note your statement on page 2 that the vote against the CVS merger "preserves" security holders opportunity to receive a significant premium for shares contemplated by your proposal.  Please amend this statement to clarify that a vote against the CVS merger does not guarantee any premium because the approval of an alternative transaction is uncertain.

2. Please update this proxy statement to include information regarding the filing of your exchange offer on Form S-4 and Schedule TO.

3. We note your disclosure on page 2 regarding the existence of several conditions to your proposal to acquire Caremark.  Please add disclosure to your proxy statement regarding other matters that may affect the success of your proposal, including, but not limited to, your position on paying the break-up fee  that may be payable to CVS in seeking to submit a "topping bid" under the CVS merger agreement with Caremark.  We note your

December 18, 2006 press release and related SEC filings setting forth a list of factors describing numerous uncertainties associated with your bid for Caremark. These items are set out in summary form under the heading "Safe Harbor Statement." This list is repeated in the "Forward-Looking Statements" section of the proxy statement, but we believe that some explanation as to the materiality and relevancy of these risks and uncertainties and quantification of their impact on your proposal should be provided. It should be clear to security holders that there are potential adverse consequences should they vote against the proposed CVS merger based on the promise of a transaction with Express Scripts.

4. With a view toward disclosure, tell us the effect of Caremark's staggered board on your ability to compel Caremark to agree to a transaction with you even if the security holders of Caremark vote down the proposed CVS merger. We note your disclosure regarding your intent to elect directors, but it appears that Express Scripts cannot gain control of Caremark and compel Caremark to agree to a merger unless and until it wages successful director election campaigns for two years in a row. We note your disclosure in the Form S-4 that even if your nominees are elected to the Caremark board, they will not constitute a majority of the Caremark board.

Reasons to Vote "Against" the Proposed CVS Merger, page 2

5. You state that your proposal, if consummated, would be superior to the proposed CVS merger because it would provide the company's security holders "an opportunity to realize an immediate premium for their Shares." Please explain how this premium would be immediate in light of the fact that among other possible timing constraints, including antitrust clearance, the approval of the respective security holders of Express Scripts and Caremark would be required. Further, please add the anticipated timing of any possible consummation. It appears that according to the Express Scripts Form S-4, you would be able to complete the offer in the third quarter of 2007. Consider disclosing the net present value of the cash component of your proposal in view of the anticipated closing delays as well as the potential impact of regulatory risk on the value of your proposal.

6. In addressing the possible timing constraints of obtaining antitrust clearance, please describe all relevant possibilities, including, but not limited to the possibility that anti-trust issues could prevent closing altogether, or could result in the imposition of conditions by antitrust regulators that adversely impact the value of the combined business, the amount of any projected synergies, Express Scripts' ability to obtain financing for the transaction, and the terms of any such financing. If these concerns do not apply to you, in a supplemental response, please tell us why they do not.

A Vote "Against" the Proposed CVS Merger stops the Board's attempt to sell the Company for little or no premium and no cash, page 3

7. In the bullet listed above you claim that the Caremark board is selling the company. Further, you criticize the company for not running a "bona fide sale process."  Please revise your disclosure and references to a sale of the company throughout the filing to provide balance, including disclosure that the board's approval of a stock-for-stock merger with CVS did not constitute a sale of the company.

8. You state that the company's board is permitted under the CVS merger agreement to talk to you about your proposal and should do so, but that they have chosen not to and have rejected your proposal.  Please provide balance to this disclosure and make clear that on January 7, 2007, the company announced that the company's board had determined that your proposal did not constitute and is not reasonably likely to lead to, a superior proposal under the terms of the CVS merger agreement and reaffirmed its support of the proposed CVS merger.  We note your disclosure to this effect on page 6.  You should add disclosure to clarify that the under the CVS merger agreement the Caremark board is not permitted to "talk to" Express Scripts unless Express Scripts' proposal constitutes or is reasonably likely to lead to, a superior proposal.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the filing persons and their management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please amend your proxy statement to promptly comply with our comments.  If you do

Lou R. Kling, Esq.
Howard L. Ellin, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
January 19, 2007
Page 4


not agree with a comment, then tell us why in your response.

  Direct any questions to me at (202) 551-3257.  You may also contact me via facsimile at (202) 772-9207.  Please send all correspondence to us at the following ZIP code:  20549-3628.

    Very truly yours,


    Celeste M. Murphy
    Special Counsel
    Office of Mergers
    and Acquisitions